SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

TECHTEAM GLOBAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

878311109
(CUSIP Number)

Mr. Charles Frumberg
Emancipation Capital
825 Third Avenue
New York, NY 10022
(212) 605-0661
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878311109	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Emancipation Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 737,035
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 737,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 737,035
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.59%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 878311109	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Emancipation Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 737,035
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 737,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 737,035
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.59%
14	TYPE OF REPORTING PERSON* OO
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 878311109	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 737,035
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 737,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 737,035
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.59%
14	TYPE OF REPORTING PERSON* CO
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 878311109	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,397 (1)
	8	SHARED VOTING POWER 737,035
	9	SOLE DISPOSITIVE POWER 6,397 (1)
	10	SHARED DISPOSITIVE POWER 737,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 743,432 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.64%
14	TYPE OF REPORTING PERSON* IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes options to purchase 3,250 Shares that may be exercised within 60 days of this Amendment No. 3

CUSIP No. 878311109	SCHEDULE 13D	Page 6 of 9 Pages

The Schedule 13D filed by the Reporting Persons on October 31, 2008 relating to shares ("Shares") of the common stock, par value $0.01, of TechTeam Global, Inc.(the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on February 13, 2009, and Amendment No. 2 to the Schedule 13D filed on June 9, 2010, is hereby amended as set forth below by this Amendment No. 3 to the Schedule 13D ("Amendment No. 3").

Except as specifically provided herein, Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 14, 2010, the Issuer, Jacobs Engineering, and Jacobs Technology entered into Amendment No. 1 to the Stock Purchase Agreement and Limited Waiver (the “Purchase Agreement Amendment”) in connection with the Stock Purchase Agreement, dated as of June 3, 2010, by and among the Issuer, Jacobs Engineering and Jacobs Technology.  The Purchase Agreement Amendment amends the Stock Purchase Agreement and waives certain conditions to the closing of the Transaction.

In connection with the Purchase Agreement Amendment, Emancipation Capital, LLC entered into a consent to the Purchase Agreement Amendment (the “Consent”).

References to, and the description of, the Purchase Agreement Amendment and the Consent throughout this Amendment No. 3 to the Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the Purchase Agreement Amendment and the Consent, filed as Exhibits 3 and 4 hereto, which are incorporated by reference herein.

As of the date of this Amendment No. 3, except as set forth above or in the information previously reported on the Schedule 13D, none of the Reporting Persons has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           As of September 20, 2010, the Reporting Persons other than Charles Frumberg may be deemed to beneficially own, in the aggregate, approximately 6.59% of the Issuer's outstanding Shares.  Charles Frumberg may be deemed to beneficially own, in the aggregate, approximately 6.64% of the Issuer's outstanding Shares.  The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 11,189,878 Shares outstanding, which is the total number of Shares outstanding as of August 1, 2010 as reported in the Issuer's quarterly report for the quarter ended June 30,  2010.

CUSIP No. 878311109	SCHEDULE 13D	Page 7 of 9 Pages

    (b)           The Reporting Persons have the following powers over the Shares reported herein:

(i)           Emancipation Capital:  Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 737,035 Shares, or an aggregate of 6.59% of the outstanding Shares.  Except as provided in the Voting Agreement, Emancipation Capital has the power to dispose of and the power to vote Shares directly owned by it.

(ii)           Emancipation Capital, LLC:  Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 737,035 Shares, or an aggregate of 6.59% of the outstanding Shares.  Except as provided in the Voting Agreement, Emancipation Capital LLC has the power to dispose of and the power to vote Shares directly owned by it.

(iii)           Emancipation Master, Ltd.:  Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 737,035 Shares, or an aggregate of 6.59% of the outstanding Shares.  Except as provided in the Voting Agreement, Emancipation Master Ltd. has the power to dispose of and the power to vote Shares directly owned by it.

(iv)           Mr. Frumberg:  Mr. Frumberg may be deemed to own beneficially 743,432 Shares, or 6.64% of the Shares issued and outstanding, of which 737,035 Shares are owned by Emancipation Capital, Emancipation Capital, LLC and Emancipation Master Ltd and 6,397 Shares, which includes 3,147 Shares owned directly by him and options to purchase 3,250 Shares held by him that may be exercised within 60 days.  Except as provided in the Voting Agreement, Mr. Frumberg has the power to dispose of and the power to vote Shares directly owned by him.

(c)           Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 2 is set forth in Schedule A hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d)           No person (other than the Reporting Persons) is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Other than as described in Items 4 and 5 of this statement, and the agreements attached or referenced hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangement, understandings or relationships (legal or otherwise) between the Reporting Persons, and between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 1                 Voting Agreement, dated as of June 3, 2010, by and among Jacobs Engineering Group Inc., Jacobs Technology Inc. and Emancipation Capital LLC (incorporated herein by reference from Exhibit 1 to Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on June 9, 2010).

Exhibit 2                 Stock Purchase Agreement, dated as of June 3, 2010, by and among TechTeam Global, Inc., Jacobs Engineering Group Inc. and Jacobs Technology Inc. (incorporated herein by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2010).

Exhibit 3                 Amendment No. 1 to Stock Purchase Agreement and Limited Waiver, dated as of September 14, 2010, by and among TechTeam Global, Inc., Jacobs Engineering Group Inc. and Jacobs Technology Inc. (incorporated herein by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 15, 2010).

Exhibit 4                 Stockholder Consent to Amendment of Stock Purchase Agreement, dated as of September 14, 2010, executed by Emancipation Capital, LLC.

CUSIP No. 878311109	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 2010

EMANCIPATION CAPITAL, LP
By:	Emancipation Capital, LLC, its
general partner

	By:	/s/ Charles Frumberg
Name: Charles Frumberg
Title: Managing Member

EMANCIPATION CAPITAL MASTER LTD.

	By:	/s/ Charles Frumberg
Name: Charles Frumberg
Title: Director

EMANCIPATION CAPITAL, LLC

	By:	/s/ Charles Frumberg
Name: Charles Frumberg
Title: Managing Member

CHARLES FRUMBERG

/s/ Charles Frumberg

CUSIP No. 878311109	SCHEDULE 13D	Page 9 of 9 Pages

SCHEDULE A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the filing of Amendment No. 2.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

CHARLES FRUMBERG

EQUITY

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
-----------	------------------------	-------------------
5/17/2010	437	5.14
5/17/2010	250*	0.00
8/16/2010	338	6.64
8/16/2010	350*	0.00

*Shares awarded in consideration for attendance at meetings of the Board of Directors of the Issuer.